KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In millions except ratio amounts)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$3,198	$1,821	$895	$997	$1,004
Add:
Fixed charges	952	771	595	541	483
Amortization of capitalized interest	6	5	5	4	4
Distributed income of equity investees	279	252	200	132	86
Less:
Interest capitalized from continuing operations	(53)	(27)	(15)	(13)	(33)
Noncontrolling interest in pre-tax (income) loss of subsidiaries with no fixed charges	1	—	(1)	—	—
Income as adjusted	$4,383	$2,822	$1,679	$1,661	$1,544

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$915	$740	$548	$520	$464
Add:
Portion of rents representative of the interest factor	37	31	47	21	19
Fixed charges	$952	$771	$595	$541	$483

Ratio of earnings to fixed charges	4.60	3.66	2.82	3.07	3.20